UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 27)

                                MAXXAM Inc.
                              (Name of Issuer)


                               Common Stock,
                          par value $.50 per share
                       (Title of Class of Securities)


                                577913-10-6
                               (CUSIP Number)


                            Ezra G. Levin, Esq.
                     Kramer, Levin, Naftalis & Frankel
                              919 Third Avenue
                         New York, New York  10022
                               (212) 715-9100
                    (Name, Address and Telephone Number
                      of Person Authorized to Receive
                        Notices and Communications)



                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement  /  /.

1)   Name of Reporting Person     Federated Development Company

     S.S. or I.R.S.
     Identification No. of
     Above Person

2)   Check the Appropriate        (a)  /X/
     Box if a Member of a         (b)  / /
     Group

3)   SEC Use Only
4)   Source of Funds              WC, AF

5)   Check Box if Disclosure      Not applicable
     of Legal Proceedings is
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place of      New York
     Organization

Number of Shares Beneficially     7)   Sole Voting       None
Owned by Each Reporting                Power
Person With                       8)   Shared Voting     2,462,003*
                                       Power

                                  9)   Sole Dispositive  None
                                       Power

                                  10)  Shared            2,462,003*
                                       Dispositive
                                       Power

11)  Aggregate Amount             2,462,003*
     Beneficially Owned by
     Each Reporting Person
12)  Check Box if the             /  /
     Aggregate Amount in Row
     (11) Excludes Certain
     Shares

13)  Percent of Class             31.8%
     Represented by Amount in
     Row (11)

14)  Type of Reporting Person     OO

_______________

* Includes (i) 71,175 shares of Common Stock, par value $.50 ("Common Stock"), of MAXXAM Inc. (the "Company") that Federated Development Inc. ("FDI"), a wholly owned subsidiary of Federated Development Company ("Federated"), may acquire in exchange for 394.318 shares of 7% Cumulative Exchangeable Preferred Stock (the "MCOP Preferred Stock") of MCO Properties Inc. ("MCOP"), whose issued and outstanding common stock is wholly owned by the Company, and (ii) 661,377 shares of Common Stock that FDI may acquire on a share-for-share basis upon conversion of Class A $.05 Non-Cumulative Participating Convertible Preferred Stock ("Preferred Stock") of the Company held by FDI.

1)   Name of Reporting Person       Federated Development Inc.

     S.S. or I.R.S.
     Identification No. of Above
     Person

2)   Check the Appropriate Box      (a)  /X/
     if a Member of a Group         (b)  / /
3)   SEC Use Only

4)   Source of Funds                OO

5)   Check Box if Disclosure of     Not applicable
     Legal Proceedings is
     Required Pursuant to Items
     2(d) or 2(e)

6)   Citizenship or Place of        Delaware
     Organization

Number of Shares Beneficially       7)   Sole Voting     None
Owned by Each Reporting Person           Power
With
                                    8)   Shared Voting   2,462,003*
                                         Power

                                    9)   Sole            None
                                         Dispositive
                                         Power

                                    10)  Shared          2,462,003*
                                         Dispositive
                                         Power

11)  Aggregate Amount               2,462,003*
     Beneficially Owned by Each
     Reporting Person
12)  Check Box if the Aggregate     /  /
     Amount in Row (11) Excludes
     Certain Shares

13)  Percent of Class               31.8%
     Represented by Amount in
     Row (11)

14)  Type of Reporting Person       CO

_______________

* Includes (i) 71,175 shares of Common Stock that FDI may acquire in exchange for the MCOP Preferred Stock, and (ii) 661,377 shares of Common Stock that FDI may acquire on a share-for-share basis upon conversion of Preferred Stock that FDI holds.

1)   Name of Reporting Person       Federated Development
                                    Investments, LLC
     S.S. or I.R.S.
     Identification No. of Above
     Person

2)   Check the Appropriate Box      (a)  /X/
     if a Member of a Group         (b)  / /

3)   SEC Use Only

4)   Source of Funds                00

5)   Check Box if Disclosure of     Not applicable
     Legal Proceedings is
     Required Pursuant to Items
     2(d) or 2(e)

6)   Citizenship or Place of        Texas
     Organization

Number of Shares Beneficially       7)   Sole Voting     None
Owned by Each Reporting Person           Power
With
                                    8)   Shared Voting   60,000
                                         Power

                                    9)   Sole            None
                                         Dispositive
                                         Power

                                    10)  Shared          60,000
                                         Dispositive
                                         Power

11)  Aggregate Amount               60,000
     Beneficially Owned by Each
     Reporting Person

12)  Check Box if the Aggregate     /  /
     Amount in Row (11) Excludes
     Certain Shares

13)  Percent of Class               Less than 1%
     Represented by Amount in
     Row (11)

14)  Type of Reporting Person       OO

1)   Name of Reporting Person       Charles E. Hurwitz

     S.S. or I.R.S.
     Identification No. of
     Above Person

2)   Check the Appropriate Box      (a)  /X/
     if a Member of a Group         (b)  / /

3)   SEC Use Only

4)   Source of Funds                AF, PF

5)   Check Box if Disclosure of     Not applicable
     Legal Proceedings is
     Required Pursuant to Items
     2(d) or 2(e)

6)   Citizenship or Place of        United States
     Organization

Number of Shares Beneficially       7)   Sole Voting      818,686*
Owned by Each Reporting Person           Power
With
                                    8)   Shared Voting    2,617,797**
                                         Power

                                    9)   Sole             818,686*
                                         Dispositive
                                         Power

                                    10)  Shared           2,617,797**
                                         Dispositive
                                         Power

11)  Aggregate Amount               3,436,483
     Beneficially Owned by Each
     Reporting Person

12)  Check Box if the Aggregate     /  /
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class               44.2%
     Represented by Amount in
     Row (11)

14)  Type of Reporting Person       IN


_______________

* Includes (i) 41,564 shares of Common Stock that Mr. Hurwitz may acquire on a share-for-share basis upon conversion of Preferred Stock beneficially held by him, 1,064 shares of Preferred Stock of which he holds directly and 40,500 shares of Preferred Stock of which Mr. Hurwitz has the right to acquire pursuant to options exercisable within 60 days of December 10, 1997, and (ii) 26,161 shares of Common Stock owned by Mr. Hurwitz's spouse, of which Mr. Hurwitz disclaims beneficial ownership.

** Includes (i) 71,175 shares of Common Stock that FDI may acquire in exchange for the MCOP Preferred Stock, and (ii) 661,377 shares of Common Stock that FDI may acquire on a share-for-share basis upon conversion of Preferred Stock that FDI holds.

1)   Name of Reporting Person       Hurwitz Investment
                                    Partnership, L.P.
     S.S. or I.R.S.
     Identification No. of Above
     Person

2)   Check the Appropriate Box      (a)  /X/
     if a Member of a Group         (b)  / /

3)   SEC Use Only
4)   Source of Funds                00

5)   Check Box if Disclosure of     Not applicable
     Legal Proceedings is
     Required Pursuant to Items
     2(d) or 2(e)

6)   Citizenship or Place of        Texas
     Organization

Number of Shares Beneficially       7)   Sole Voting     None
Owned by Each Reporting Person           Power
With
                                    8)   Shared Voting   46,500
                                         Power

                                    9)   Sole            None
                                         Dispositive
                                         Power

                                    10)  Shared          46,500
                                         Dispositive
                                         Power

11)  Aggregate Amount               46,500
     Beneficially Owned by Each
     Reporting Person

12)  Check Box if the Aggregate     /  /
     Amount in Row (11) Excludes
     Certain Shares

13)  Percent of Class               Less than 1%
     Represented by Amount in
     Row (11)
14)  Type of Reporting Person       PN

1)   Name of Reporting Person       Hurwitz 1992 Investment
                                    Partnership, L.P.
     S.S. or I.R.S.
     Identification No. of Above
     Person

2)   Check the Appropriate Box      (a)  /X/
     if a Member of a Group         (b)  / /

3)   SEC Use Only
4)   Source of Funds                00

5)   Check Box if Disclosure of     Not applicable
     Legal Proceedings is
     Required Pursuant to Items
     2(d) or 2(e)

6)   Citizenship or Place of        Texas
     Organization

Number of Shares Beneficially       7)   Sole Voting     None
Owned by Each Reporting Person           Power
With
                                    8)   Shared Voting   109,294
                                         Power

                                    9)   Sole            None
                                         Dispositive
                                         Power

                                    10)  Shared          109,294
                                         Dispositive
                                         Power

11)  Aggregate Amount               109,294
     Beneficially Owned by Each
     Reporting Person

12)  Check Box if the Aggregate     /  /
     Amount in Row (11) Excludes
     Certain Shares

13)  Percent of Class               1.4%
     Represented by Amount in
     Row (11)

14)  Type of Reporting Person       PN

1)   Name of Reporting Person       Ezra G. Levin

     S.S. or I.R.S.
     Identification No. of Above
     Person

2)   Check the Appropriate Box      (a)  /X/
     if a Member of a Group         (b)  / /

3)   SEC Use Only

4)   Source of Funds                AF

5)   Check Box if Disclosure of     /  /
     Legal Proceedings is
     Required Pursuant to Items
     2(d) or 2(e)

6)   Citizenship or Place of        United States
     Organization

Number of Shares Beneficially       7)   Sole Voting     1,600*
Owned by Each Reporting Person           Power
With
                                    8)   Shared Voting   None
                                         Power

                                    9)   Sole            1,600*
                                         Dispositive
                                         Power

                                    10)  Shared          None
                                         Dispositive
                                         Power

11)  Aggregate Amount               1,600*
     Beneficially Owned by Each
     Reporting Person

12)  Check Box if the Aggregate     /  /
     Amount in Row (11) Excludes
     Certain Shares

13)  Percent of Class               Less than 1%
     Represented by Amount in
     Row (11)

14)  Type of Reporting Person       IN


_______________

* Includes 600 shares of Common Stock that Mr. Levin has the right to acquire pursuant to presently exercisable options.

1)   Name of Reporting Person       James H. Paulin, Jr.

     S.S. or I.R.S.
     Identification No. of Above
     Person

2)   Check the Appropriate Box      (a)  /X/
     if a Member of a Group         (b)  / /

3)   SEC Use Only

4)   Source of Funds                PF

5)   Check Box if Disclosure of     Not applicable
     Legal Proceedings is
     Required Pursuant to Items
     2(d) or 2(e)

6)   Citizenship or Place of        United States
     Organization

Number of Shares Beneficially       7)   Sole Voting   485
Owned by Each Reporting Person           Power
With
                                    8)   Shared        None
                                         Voting
                                         Power

                                    9)   Sole          485
                                         Dispositive
                                         Power

                                    10)  Shared        None
                                         Dispositive
                                         Power

11)  Aggregate Amount               485
     Beneficially Owned by Each
     Reporting Person

12)  Check Box if the Aggregate     Not applicable
     Amount in Row (11) Excludes
     Certain Shares

13)  Percent of Class               Less than 1%
     Represented by Amount in
     Row (11)

14)  Type of Reporting Person       IN

_______________

* Includes 133 shares of Common Stock that Mr. Paulin has the right to acquire on a share-for-share basis upon conversion of shares of Preferred Stock that he holds.

                      SCHEDULE 13D - AMENDMENT No. 27

     The undersigned hereby amend and restate in its entirety their
Schedule 13D dated May 10, 1978, as amended by Amendment Nos. 1 through 26 thereto (the "Statement"), relating to the Common Stock of the Company, as set forth below. Notwithstanding such amendment, each prior text of the Statement speaks as of the respective date thereof. The information presented herein is as of December 10, 1997.


Item 1.  Security and Issuer.

     The class of equity securities to which this Statement relates is the Common Stock of the Company. The principal executive offices of the Company are located at 5847 San Felipe, Suite 2600, Houston, Texas 77057.

Item 2.  Identity and Background.

     (a)-(c) The Statement is being filed by a group consisting of Federated, FDI, Federated Development Investments, LLC ("FDILLC"), Charles
E. Hurwitz, the Hurwitz Investment Partnership, L.P. (the "Investment Partnership"), the Hurwitz 1992 Investment Partnership, L.P. (the "1992 Partnership," and collectively with the Investment Partnership, the "Partnerships"), Ezra G. Levin and James H. Paulin, Jr. (hereinafter collectively referred to as the "Group").

     Federated is a New York business trust, FDI is a Delaware corporation, the Partnerships are Texas limited partnerships, and FDILLC is a Texas limited liability company, all of which have their principal executive offices at 5847 San Felipe, Suite 2600, Houston, Texas 77057. Federated is wholly owned by Mr. Hurwitz and certain members of his immediate family and trusts for the benefit thereof. FDI is a wholly owned subsidiary of Federated. On November 30, 1995, Federated transferred 1,669,451 shares of the Company's Common Stock to FDI along with 394.318 shares of the MCOP Preferred Stock exchangeable for 71,175 shares of Common Stock. Federated is principally engaged in the management of real estate loans and a portfolio of real estate properties. Through FDI's ownership of a majority of the voting power of the Company, Federated and FDI are also engaged in the businesses conducted by the Company, including aluminum operations, forest products operations and real estate management and development.

     Mr. and Mrs. Hurwitz each have a 4.32% general partnership interest and a 1% general partnership interest in the Investment Partnership and the 1992 Partnership, respectively. The Charles E. Hurwitz Grantor Retained Interest Trust and the Barbara Hurwitz Grantor Retained Interest Trust each hold a 45.68% limited partnership interest in the Investment Partnership. The Charles E. Hurwitz 1992 Irrevocable Retained Annuity Trust and the Barbara Hurwitz 1992 Irrevocable Retained Annuity Trust each hold a 49% limited partnership interest in the 1992 Partnership. The Partnerships are investment partnerships.

     FDILLC is owned 79% by FDI and 21% by Mr. Hurwitz. FDI is the managing member of FDILLC. On December 3, 1997, Mr. Hurwitz transferred 60,000 shares of the Company's Common Stock to FDILLC. See Item 6 below.

     Mr. Hurwitz is Chairman of the Board, Chief Executive Officer, President and Trustee of Federated; President and a director of FDI; and Chairman of the Board, Chief Executive Officer and President of the Company. Ezra G. Levin is a former trustee of Federated, and a director and a member of the Executive Committee of the Company. Mr. Paulin is Secretary-Treasurer of Federated and FDI.

     Appendix A annexed hereto sets forth additional information with respect to the residence or business address, present principal occupation or employment and name, principal business and address of the organization in which such employment is conducted of the executive officers and trustees of Federated and the executive officers and directors of FDI, including the individual members of the Group.

     (d)-(e) During the last five years, none of the members of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years none of the members of the Group was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f)  The individual members of the Group are citizens of the United
States.

Item 3.  Source and Amount of Funds or Other Consideration.

     As of December 10, 1997, the members of the Group beneficially owned an aggregate of 3,438,568 shares of Common Stock, which includes (i) 703,074 shares of the Company's Preferred Stock convertible on a share-for-share basis into Common Stock (40,500 shares of Preferred Stock of which Mr. Hurwitz has the right to acquire pursuant to options exercisable within 60 days of December 10, 1997) and (ii) 600 shares of Common Stock of which Mr. Levin has the right to acquire pursuant to options exercisable within 60 days of December 10, 1997.<F1> The shares of Preferred Stock are convertible on a share-for-share basis into shares of Common Stock.

     Of the Preferred Stock beneficially owned by members of the Group, 596,150 shares (plus cash in lieu of fractional interests in shares of Preferred Stock) were acquired pursuant to the Company's offer dated August 26, 1981 (the "Exchange Offer") to exchange shares of its Preferred Stock for 850,000 shares of its Common Stock. A copy of the Offering Circular relating to the Exchange Offer is incorporated in the Statement by reference as Exhibit F-2. During March 1982, Federated acquired 632 shares of Preferred Stock on the open market for a purchase price of $6,478 or $10.25 per share. During November 1982 and April 1983, Federated acquired an additional 50,000 and 10,204 shares of Preferred Stock, for purchase prices of $660,000.00 and $121,682.70, respectively. Mr. Hurwitz inherited 1,064 shares of Preferred Stock during April 1983. During May 1995, Federated acquired 4,524 shares of Preferred Stock on the open market for a purchase price of $141,375 or $31.25 per share.

     The aggregate purchase price for the 1,581,458 shares of Common Stock owned by the members of the Group prior to May 20, 1988 (including the purchase price of shares of Common Stock that were exchanged for Preferred Stock pursuant to the Exchange Offer) was $8,867,921, of which the following amounts related to shares of Common Stock (including the shares of Common Stock that were exchanged for Preferred Stock pursuant to the Exchange Offer) held by current members of the Group named below:

     Member of Group                    Aggregate Purchase Price
     Federated                               $8,820,140
     Charles E. Hurwitz                          34,875
     Ezra G. Levin                               10,994
     James H. Paulin, Jr.                         1,912

     On May 20, 1988, members of the Group as then constituted acquired 92,163<F2> shares of Common Stock in the merger of MAXXAM Group Inc. ("MGI") with a wholly owned subsidiary of the Company (the "MGI Merger"), in exchange for 368,655 shares of common stock of MGI. In the MGI Merger, each share of common stock of MGI issued and outstanding immediately prior to the effective time of the MGI Merger (other than shares owned by the Company or its subsidiaries and other than shares held by stockholders of record who perfected appraisal rights available under Delaware law) was converted into the right to receive (i) $5.00 in cash, plus interest on $5.00 at 8 1/2% per annum for the period from February 15, 1988 to the date of the MGI Merger, (ii) .25 shares of Common Stock, (iii) $6.00 principal amount of the Company's 13 1/2% Senior Subordinated Reset Notes (the "Merger Notes") and (iv) under certain conditions, additional Merger Notes or additional cash following the fourth anniversary of the MGI Merger (collectively, the "Merger Consideration").<F3> A copy of the Merger Agreement is incorporated herein by reference as Exhibit G. The Company also agreed, in settlement of certain litigation relating to the MGI Merger, to pay an additional $1.00 in cash in respect of each share of common stock of MGI converted in the MGI Merger. Copies of the Stipulation and Agreement of Compromise and Settlement, the Amendment to Stipulation and the Order and Final Judgment and a Press Release of the Company and MGI, dated May 19, 1988, with respect to the settlement of the Merger Litigation are incorporated by reference in this Statement as Exhibits H, I, J and K respectively. See Item 4.

     On July 6, 1989, Mr. Hurwitz acquired 990,400 shares of Common Stock for $10,304,068 pursuant to a Put and Call Agreement, as amended, with MAXXAM Properties Inc., a wholly owned subsidiary of the Company. The purchase price for such shares was obtained from the personal funds of Mr. Hurwitz and from a loan in the amount of $8,500,000 (the "Loan") from Federated. The Loan was evidenced by a Note, dated July 6, 1989 (the "Note"), executed by Mr. Hurwitz in favor of Federated. The Note bore interest at the rate of 1/8% over Federated's effective borrowing rate, was due on July 6, 1994 and was secured by a pledge of 600,000 shares of Common Stock pursuant to the terms of a Security Agreement dated July 6, 1989 (the "Security Agreement"). Copies of the Put and Call Agreement, Letter Agreement amending the Put and Call Agreement, Note and Security Agreement are incorporated herein by reference as Exhibits M, N, Q and R. The foregoing description is qualified in its entirety by reference to such exhibits.

     Further, Mr. Hurwitz acquired 73,798 shares of Common Stock pursuant to stock appreciation right exercises from March 1991 to present at prices of $7.785 to $28.125 per share. From May 1992 to December 1995, Mr. Hurwitz disposed of 74,100 of Common Stock shares by gift.

Item 4.  Purpose of Transaction.

     This Statement is being filed by the Group primarily due to the increase of its percentage ownership as a result of a stock repurchase transaction by the Company. On October 17, 1997, the Company, NL Industries, Inc., a
New Jersey corporation ("NL"), and NL's affiliate, The Combined Master Retirement Trust, a Texas trust ("CMRT"), entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), an Escrow Agreement (the
"Escrow Agreement") and certain related agreements. Pursuant to the Stock Purchase Agreement, the Company purchased 250,000 shares of Common Stock from NL and 1,027,250 shares of Common Stock from CMRT (collectively, the "Repurchased Shares"). The purchase price was $55 per share, with one-half of the $70,248,750.00 purchase price paid in cash and the other half represented by one-year notes payable to the order of NL and CMRT and bearing interest at 10% per annum. Such notes are secured by the Common Stock being repurchased. The foregoing is collectively referred to herein as the "Repurchase Transaction." Copies of the Stock Purchase Agreement, Escrow Agreement and promissory notes are incorporated herein by reference in this Statement as Exhibits S, T, U and V, respectively. The foregoing description of the terms of the Repurchase Transaction is qualified in its entirety by reference to such exhibits.

     The cash, notes and Repurchased Shares were placed in escrow (the "Escrow Deposits"). Pursuant to the terms of the Escrow Agreement, the Escrow Deposits were released from escrow on December 10, 1997. The Company began treating the Repurchased Shares as treasury shares (and as no longer outstanding) upon their release from escrow.

     The shares of Common Stock and Preferred Stock acquired by the members of the Group as herein described were acquired for investment purposes.

     Except as set forth herein, no member of the Group has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company (other than potential repurchases by the Company of its own shares), or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of office of any director or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.

     By reason of the shares of Common Stock and Preferred Stock owned by the members of the Group, members of the Group may collectively be deemed to control the Company. In connection with this control, some members of the Group are continually involved in the analysis and deployment of the assets, the capital needs, evaluation of business opportunities, earnings projections and operations of the Company and its various subsidiaries.

     The Company sells shares of Common Stock pursuant to employee and director stock incentive plans, which authorize the Company to grant stock options to eligible participants for Common Stock or Preferred Stock, with or without related stock appreciation rights. Various officers and directors of the Company, including Messrs. Hurwitz and Levin, hold such stock options.

     The members of the Group reserve the right to change their respective intentions with respect to all or any part of the matters described above, including the possible acquisition of additional shares of Common Stock or the disposition of any of such shares.

Item 5. Interest in Securities of Issuer.

     (a)-(b) As of December 10, 1997, the aggregate number of shares of Common Stock deemed to be beneficially owned by members of the Group (inclusive of Common Stock issuable upon conversion of shares of Preferred Stock currently held or options for Common Stock or Preferred Stock exercisable within sixty (60) days of December 10, 1997) was 3,438,568<F1>, constituting approximately 44.2% of the shares of Common Stock outstanding.<F4>

     Each share of Common Stock has one vote per share and each share of Preferred Stock generally has ten votes per share. Accordingly, as of December 10, 1997, the Group possesses approximately 68.9% of the combined voting power of the Company's outstanding Common Stock and Preferred Stock.<F5> The following table lists, as of December 10, 1997, (i) all shares of the Company's Common Stock and Preferred Stock directly owned by each member of the Group, (ii) the percentage of the Company's outstanding shares of Common Stock and Preferred Stock held by each member of the Group, and (iii) the percentage of combined voting power of the Company's outstanding Common Stock and Preferred Stock held by each member of the
Group:

                                                               Percent
                                                               of
                                                   Percent     Combined
 Member of                        No. of Shares    of          Voting
 Group           Title of Class   Directly Owned   Class (1)   Power (1)


 FDI             Common Stock     1,740,626(2)       24.6        61.1
                 Preferred Stock    661,377          98.9
 Charles E.      Common Stock       777,122(2)(3)    11.1         8.5
 Hurwitz         Preferred Stock     41,564(4)        5.9

 1992            Common Stock       109,294           1.6
 Partnership     Preferred Stock        -0-           *

 FDILLC          Common Stock        60,000           *           *
                 Preferred Stock        -0-           *

 Investment      Common Stock        46,500           *           *
 Partnership     Preferred Stock        -0-           *
 Ezra G. Levin   Common Stock         1,600(5)        *           *
                 Preferred Stock        -0-           *

 James H.        Common Stock           352           *           *
 Paulin, Jr.     Preferred Stock        133           *

---------------

(1)  These percentages give effect to the Repurchase Transaction.

(2) Includes (a) 71,175 shares of Common Stock which FDI may acquire in exchange for the MCOP Preferred Stock, and (b) 1,669,451 and 60,000 shares of Common Stock owned by FDI and FDILLC, respectively, as to which Mr. Hurwitz indirectly possesses voting and investment power.

(3) Includes 26,161 shares of Common Stock separately owned by Mr. Hurwitz's spouse and as to which Mr. Hurwitz disclaims beneficial ownership. Does not include shares of Preferred Stock, or options exercisable within 60 days therefor, convertible into Common Stock.

(4) Includes (a) 1,064 shares of Preferred Stock directly owned by Mr. Hurwitz, and (b) 40,500 shares of Preferred Stock which may be acquired pursuant to options exercisable within 60 days of December 10, 1997.

(5) Includes 600 shares of Common Stock which may be acquired pursuant to options exercisable within 60 days of December 10, 1997.

*    Less than 1%.


     By reason of their positions and/or relationships with FDI, the Partnerships or FDILLC, Mr. Hurwitz and Federated may be deemed to possess shared voting and investment power with respect to the Company's securities held by FDI and FDILLC. The filing of this Statement shall not be construed as an admission that any individual member of the Group other than Mr. Hurwitz or Federated indirectly beneficially owns, for purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, any of the Company's securities held by FDI or FDILLC.

     Except as indicated in this Item 5, no member of the Group or, to the best knowledge of such members, any other person identified or referred to in Item 2 of this Statement, owns beneficially or has a right to acquire beneficial ownership of any shares of Common Stock or Preferred Stock.

     (c) To the best knowledge of the members of the Group, except as otherwise described herein, there were no transactions effected by members of the Group within the last sixty (60) days in the Company's Common Stock.

     (d)  Not applicable

     (e)  Not applicable

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

          On December 3, 1997, FDI, Mr. Hurwitz and FDILLC entered into a Subscription Agreement, and Bill of Sale and Agreement regarding Assumption of Liabilities (the Subscription Agreement ). Pursuant to the Subscription Agreement, in consideration for a 79% interest in FDILLC, FDI transferred a certain promissory note of Mr. Hurwitz payable to FDI in the outstanding principal amount of $2.2 million, together with all security therefor (the Note ), and all of its interest in the cash, securities or other instruments representing the margin coverage (the Margin Fund ) in respect of the Short Position, as hereinafter defined, to FDILLC. In consideration for Mr. Hurwitz s 21% interest in FDILLC and the assumption by FDILLC of (i) all of Mr. Hurwitz s obligations pursuant to the Note and
(ii) the closing of a short position in respect of U.S. Government securities established by Mr. Hurwitz (the Short Position ), which Short Position represented a liability as of December 3, 1997 in the amount of $2,194,500.00, Mr. Hurwitz transferred to FDILLC (i) $2,196,046.00 in cash (representing proceeds received by Mr. Hurwitz in connection with his establishing the Short Position) and (ii) 60,000 shares of Common Stock of the Company having a market value as of the close of business on December 3, 1997, in the aggregate amount of approximately $2,820,000.00. A copy of the Subscription Agreement is incorporated herein by reference in this Statement as Exhibit W and the foregoing description of its terms is qualified in its entirety by reference to such exhibit.

     On December 8, 1997, the Delaware Chancery Court entered an order (the "Order") approving the settlement of certain shareholder derivative and related actions. The settlement provides for, among other things, transfer by Federated (or its subsidiaries) to MCOP of the MCOP Preferred Stock, but excluding the right of Federated (or its subsidiaries) to purchase approximately 71,175 shares of the Company's Common Stock at a price of approximately $55 per share, and payment by Federated (or its subsidiaries) to MCOP of approximately $1 million in cash or cancellation of the same dollar value of options to purchase the Company's Common Stock held by Federated (or its subsidiaries) or Mr. Hurwitz. The settlement is not final until expiration of the thirty day appeal period with respect to the Order. A copy of the Stipulation of Settlement as approved by the court is incorporated herein by reference in this Statement as Exhibit X and the foregoing description of the terms of such settlement is qualified in its entirety by reference to such exhibit.

     Federated executed a Letter Agreement with the Company, dated May 20, 1988, in respect of shares of Common Stock that Federated acquired in the MGI Merger. A copy of such Letter Agreement is incorporated herein by reference as Exhibit O.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A --   [deleted]

Exhibit B --   [deleted]

Exhibit C --   [deleted]

Exhibit D --   [deleted]

Exhibit E --   [deleted]

Exhibit F-1 -- [deleted]

Exhibit F-2 -- Offering Circular of MCO Holdings, Inc. with respect to the
               Exchange Offer of Class A $.05 Non-Cumulative Participating Convertible Preferred Stock for 850,000 shares of Common Stock, dated August 26, 1981 (incorporated herein by reference to Exhibit F to Amendment No. 19 to this Statement dated August 28, 1981).

Exhibit G --   Second Amended and Restated Agreement and Plan of Merger,
               dated as of December 30, 1987, by and among MCO Holdings, Inc., MCO Acquisition Corporation and MAXXAM Group Inc.
               (incorporated herein by reference from Exhibit 2 to MCO's
               Registration Statement on Form S-4 No. 33-20096).

Exhibit H--    Stipulation and Agreement of Compromise and Settlement, In
               Re MAXXAM Group, Inc. Stockholders Litigation, Court of
               Chancery of the State of Delaware (incorporated herein by reference from Exhibit U to the Statement on Schedule 13D of the Company and others with respect to the common stock of MGI, as amended (the "MGI Schedule 13D")).

Exhibit I--    Amendment to Stipulation, In Re MAXXAM Group, Inc.
               Stockholders Litigation, Court of Chancery of the State of Delaware (incorporated herein by reference from Exhibit V to the MGI Schedule 13D).

Exhibit J--    Order and Final Judgment, In Re MAXXAM Group, Inc.
               Stockholders Litigation, Court of Chancery of the State of
               Delaware (incorporated herein by reference to Exhibit W to the MGI Schedule 13D).

Exhibit K--    Press Release, dated May 19, 1988 (incorporated herein by
               reference to Exhibit X to the MGI Schedule 13D).

Exhibit L--    [deleted]

Exhibit M --   Put and Call Agreement dated November 16, 1987, between
               Charles E. Hurwitz and MAXXAM Properties Inc. (incorporated herein by reference from Exhibit C to the Statement on
               Schedule 13D of MGI and Properties with respect to the Common Stock, as amended (the "MGI/MCO Schedule 13D").

Exhibit N --   Letter Agreement amending the Put and Call Agreement, dated
               May 18, 1988, between MAXXAM Properties Inc. and Charles E.
               Hurwitz (incorporated herein by reference to Exhibit D to the MGI/MCO Schedule 13D).

Exhibit O --   Letter Agreement, dated May 20, 1988, between Federated and the Company (incorporated herein by reference to Exhibit O to Amendment No. 24 to this Statement dated May 20, 1988).

Exhibit P --   Letter, dated February 17, 1989, from MAXXAM Inc. and MAXXAM
               Properties Inc. to Mr. Charles E. Hurwitz (incorporated herein by reference to Exhibit P to Amendment No. 25 to this Statement dated March 23, 1989).

Exhibit Q --   Promissory Note, dated July 6, 1989, executed by Charles E.
               Hurwitz and payable to Federated Development Company
               (incorporated herein by reference to Exhibit Q to Amendment
               No. 26 to this Statement dated July 6, 1989).

Exhibit R --   Security Agreement, dated July 6, 1989, between Charles E.
               Hurwitz and Federated Development Company (incorporated herein by reference to Exhibit R to Amendment No. 26 to this Statement dated July 6, 1989).

Exhibit S --   Stock Purchase Agreement, dated October 17, 1997, by and
               among the Company, CMRT and NL (incorporated herein by reference to Exhibit 10.1 to the Company s Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, File
               No. 1-3924).

Exhibit T --   Escrow Agreement, dated as of October 17, 1997, by and among the Company CMRT and NL (incorporated herein by reference to Exhibit 10.2 to the Company s Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, File No. 1-3924).

Exhibit U --   Non-Negotiable Secured Promissory Note, dated as of October
               17, 1997, by the Company payable to CMRT (incorporated herein by reference to Exhibit 10.3 to the Company s
               Quarterly Report on Form 10-Q for the quarter ended
               September 30, 1997, File No. 1-3924).

Exhibit V --   Non-Negotiable Secured Promissory Note, dated as of October
               17, 1997, by the Company payable to NL (incorporated herein by reference to Exhibit 10.4 to the Company s Quarterly
               Report on Form 10-Q for the quarter ended September 30, 1997, File No. 1-3924).

Exhibit W* --  Subscription Agreement, and Bill of Sale and Agreement
               Regarding Assumption of Liabilities, dated December 3, 1997, by and among FDI, Charles E. Hurwitz and FDILLC.

Exhibit X* --  Stipulation of Settlement, In Re MAXXAM Inc./Federated
               Development Shareholders Litigation, Court of Chancery of the State of Delaware.


---------------
* Filed herewith.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 1997               Federated Development Company


                                        By:       JAMES H. PAULIN, JR.
                                        Name:     James H. Paulin, Jr.
                                        Title:    Secretary and Treasurer



                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 1997               Federated Development Inc.


                                        By:       JAMES H. PAULIN, JR.
                                        Name:     James H. Paulin, Jr.
                                        Title:    Secretary and Treasurer


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 1997               Federated Development Investments,
                                        LLC

                                        By:  Federated Development, Inc.,
                                             its Manager

                                        By:       JAMES H. PAULIN, JR.
                                        Name:     James H. Paulin, Jr.
                                        Title:    Secretary and Treasurer

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 1997


                                        CHARLES E. HURWITZ
                                        Charles E. Hurwitz


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 1997


                                        EZRA G. LEVIN
                                        Ezra G. Levin



                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 1997


                                        JAMES H. PAULIN, JR.
                                        James H. Paulin, Jr.

                                   FOOTNOTES

<F1>  Consists of (a) 71,175 shares of Common Stock which FDI may acquire in exchange for the MCOP Preferred Stock, (b) 1,669,451 and 60,000 shares of Common Stock owned by FDI and FDILLC, respectively, and 663,377 shares of Preferred Stock owned by FDI, in all of which Mr. Hurwitz indirectly possesses voting and investment power, (c) 26,161 shares of Common
      Stock separately owned by Mr. Hurwitz's spouse and as to which Mr.
      Hurwitz disclaims beneficial ownership, (d) 46,500 shares of Common Stock owned by a limited partnership controlled by Mr. Hurwitz and his spouse, 23,250 of which shares were separately owned by Mr. Hurwitz's spouse prior to their transfer to such limited partnership and as to which Mr. Hurwitz disclaims beneficial ownership, (e) 109,294 shares of Common
      Stock owned by the 1992 Hurwitz Investment Partnership L.P., of which 54,647 shares are owned by Mr. Hurwitz's spouse as separate property and as to which Mr. Hurwitz disclaims beneficial ownership, (f) 750,961 shares of Common Stock held directly by Mr. Hurwitz, (g) 1,000 shares of Common Stock and options exercisable within 60 days of December 10, 1997 to purchase 600 shares of Common Stock held by Mr. Levin, (h) 1,064 shares of Preferred Stock and options exercisable within 60 days of December 10, 1997 to purchase 40,500 shares of Preferred Stock held by Mr. Hurwitz, and (i) 352 shares of Common Stock and 133 shares of Preferred Stock held by Mr. Paulin.

<F2>  Does not include options Mr. Hurwitz acquired in the MGI Merger to purchase 26,000 shares of Common Stock, which shares he has since acquired.

<F3>  In addition, each option or warrant to purchase shares of common stock of
      MGI outstanding at the effective time of the MGI Merger was converted into an option or warrant to receive the cash, shares of Common Stock and Merger Notes that the holder of such option or warrant would have received in the MGI Merger had he exercised such option or warrant immediately prior to the effective time of the MGI Merger.

<F4>  Based on 7,000,597 shares of Common Stock outstanding on December 10, 1997
      (after giving effect to the Repurchase Transaction), as increased by
      (i) 703,074 shares of Common Stock that members of the Group may acquire upon conversion of Preferred Stock they hold or options for Common
      Stock or Preferred Stock exercisable within sixty (60) days of December 10, 1997, (ii) 71,175 shares of Common Stock which FDI may acquire in exchange for the MCOP Preferred Stock, and (iii) 600 shares of Common Stock issuable to a member of the Group under options presently exercisable or exercisable within 60 days of December 10, 1997 to acquire such shares.

<F5>  Based on 7,000,597 and 668,856 of shares of Common Stock and Preferred
      Stock outstanding on December 10, 1997 (after giving effect to the Repurchase Transaction), respectively, as increased by the number of shares of Common Stock and Preferred Stock issuable to members of the Group under options presently exercisable or exercisable within 60 days of December 10, 1997 to acquire such shares, and (ii) 71,175 shares of Common Stock which FDI may acquire in exchange for the MCOP Preferred Stock. This percentage gives effect to the voting rights of ten votes per share of Preferred Stock.

                                        APPENDIX A

                              EXECUTIVE OFFICERS AND TRUSTEES
                           FEDERATED DEVELOPMENT COMPANY ("FDC")

                             EXECUTIVE OFFICERS AND DIRECTORS
                            FEDERATED DEVELOPMENT INC. ("FDI")


        Name and                                                Present Principal
     Positions Held             Business Address            Occupation or Employment


Charles E. Hurwitz          5847 San Felipe, Ste.      Chairman of the Board, Chief
                            2600                       Executive Officer, President and
Chairman of the Board,      Houston, TX 77057          Trustee, Federated Development
Chief Executive Officer,                               Company; President and Director,
President and Trustee                                  Federated Development Inc., a
(FDC)                                                  wholly owned subsidiary of
                                                       Federated Development Company;
President and Director                                 Chairman of the Board, President
(FDI)                                                  and Chief Executive Officer,
                                                       MAXXAM Inc., a majority owned
                                                       subsidiary of Federated
                                                       Development Inc. engaged in
                                                       aluminum operations, forest
                                                       products operations, real estate
                                                       management and development and
                                                       horse racing; Chairman of the
                                                       Board, President and Chief
                                                       Executive Officer, MAXXAM Group
                                                       Holdings Inc., a wholly owned
                                                       subsidiary of MAXXAM Inc. engaged
                                                       in aluminum operations and forest
                                                       products operations; Director,
                                                       Kaiser Aluminum Corporation, a
                                                       subsidiary of MAXXAM Inc. and
                                                       MAXXAM Group Holdings Inc. engaged
                                                       in aluminum operations; Director
                                                       and Vice Chairman of the Board,
                                                       Kaiser Aluminum & Chemical
                                                       Corporation, a wholly owned
                                                       subsidiary of Kaiser Aluminum
                                                       Corporation engaged in aluminum
                                                       operations; Chairman of the Board,
                                                       President and Chief Executive
                                                       Officer, MAXXAM Group Inc., a
                                                       wholly owned subsidiary of MAXXAM
                                                       Group Holdings Inc. engaged in
                                                       forest products operations.

James H. Paulin, Jr.        5847 San Felipe, Ste.      Secretary-Treasurer, Federated
                            2600                       Development Company; Secretary-
Secretary-Treasurer (FDC    Houston, TX 77057          Treasurer, Federated Development
and FDI)                                               Inc., a wholly owned subsidiary of
                                                       Federated Development Company;
                                                       Vice President, Sam Houston Race
                                                       Park, Ltd., a limited partnership
                                                       engaged in horse racing.

